UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: October 2013 (Report Number 3)

ALCOBRA LTD.

(Translation of registrant's name into English)

Amot Investment Building

2 Weizman St. 9th Floor

Tel Aviv 6423902 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

Indicate by check mark, whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ___

Attached hereto and incorporated by reference herein is the registrant's press release issued on October 29, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcobra Ltd.
(Registrant)

	By:	/s/ Dr. Yaron Daniely
Name: Dr. Yaron Daniely
Chief Executive Officer and President

Date: October 29, 2013

News Release

U.S. Investor Contacts:	Israel Investor Contact:
KCSA Strategic Communications	Investor Relations Ltd.
Jeffrey Goldberger / Garth Russell	Mor Dagan
+1 212.896.1249 / +1 212.896.1250	+011972-3-5167620
jgoldberger@kcsa.com / grussell@kcsa.com	mor@km-ir.co.il

ALCOBRA LTD. ANNOUNCES FULL EXERCISE OF OVER-ALLOTMENT OPTION BY UNDERWRITERS

Tel Aviv, Israel – (October 29, 2013) – Alcobra Ltd. (NASDAQ CM: ADHD), an emerging biopharmaceutical company primarily focused on the development and commercialization of its proprietary drug, MG01CI (Metadoxine extended-release), to treat cognitive dysfunctions, such as ADHD and Fragile X Syndrome, today announced that the underwriters of its previously announced public offering of 2,000,000 ordinary shares have exercised their option to purchase an additional 300,000 ordinary shares at $16.50 per share to cover over allotments, bringing total gross proceeds from the offering to approximately $38,000,000, before deducting underwriting discounts and commissions and other offering expenses payable by the Company. The offering is expected to close on October 30, 2013, subject to customary closing conditions.

Stifel and Aegis Capital Corp. are acting as joint book-running managers. JMP Securities is acting as co-lead manager for the offering.

A registration statement relating to these securities has been declared effective by the Securities and Exchange Commission on October 24, 2013.

This offering was made only by means of a prospectus. Copies of the prospectus relating to this offering may be obtained by contacting Stifel, Nicolaus & Company, Incorporated, Attn: Prospectus Department, One South Street, 15th Floor, Baltimore, MD 21201, telephone: 443-224-1988; or Aegis Capital Corp., Prospectus Department, 810 Seventh Avenue, 18th Floor, New York, NY 10019, telephone: 212-813-1010, e-mail: prospectus@aegiscap.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Alcobra Ltd.

Alcobra Ltd. is an emerging biopharmaceutical company primarily focused on the development and commercialization of a proprietary drug, MG01CI, to treat cognitive dysfunctions including Attention Deficit Hyperactivity Disorder (ADHD) and Fragile X Syndrome. MG01CI has completed Phase II studies to treat ADHD. The company was founded in 2008 and is headquartered in Tel Aviv, Israel.

Forward Looking Statements

This press release may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Because such statements deal with future events and are based on Alcobra’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Alcobra could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding our public offering and its anticipated closing date. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Alcobra Ltd.’s registration statement on Form F-1 filed with the Securities and Exchange Commission (“SEC”) and in subsequent filings with the SEC. Except as otherwise required by law, Alcobra disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

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